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                            UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION

                                   ----------

In the Matter of:

  CENTERPOINT ENERGY, INC.       CERTIFICATE OF
  1111 Louisiana                  NOTIFICATION
  Houston, Texas  77002

  (70-10128)


                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

         THIS IS TO CERTIFY that, in accordance with the terms and conditions of the application-declaration, as amended, of CenterPoint Energy, Inc. in the above-captioned file (the "Application") and the order of the Securities and Exchange Commission with respect thereto (HCAR No. 27692 (June 30, 2003)) (the "Order"), CenterPoint Energy, Inc. (the "Company" or "CenterPoint") is reporting the following information for itself and its subsidiaries on March 1, 2004. Unless defined herein, capitalized terms have the meaning given them in the Application.

         1. On February 27, 2004, Moody's Investors Service announced that it was downgrading the senior unsecured debt of CenterPoint to Ba2, from Ba1. Senior secured debt of CenterPoint was not affected by the action. Moody's explained in its announcement that the action was to reflect the structural differences in rights and claims afforded to CenterPoint's senior secured bank lenders, who benefit from their priority claim on proceeds from the monetization of CenterPoint's Texas Genco,


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              Inc. subsidiary and from the up-streaming of proceeds resulting from stranded cost securitization at CenterPoint Energy Houston Electric, LLC.

         2. Moody's announced that its action concluded a review for possible downgrade of CenterPoint that it initiated in October 2003. Moody's did retain a negative ratings outlook for CenterPoint and for its subsidiaries, CenterPoint Energy Resources Corp. and CenterPoint Energy Houston Electric, LLC., but their ratings remain unchanged.


                  CENTERPOINT ENERGY, INC.

                        By: /s/ Rufus S. Scott
                            ----------------------------------------
                              Rufus S. Scott
                              Vice President, Deputy General Counsel
                              and Assistant Corporate Secretary

Dated:  March 1, 2004


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Exhibits

Exhibit             Description
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
Exhibit 99.1   __   Moody's Investor Service press release dated February 27, 2004.



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